FORM 12B-25
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Notification of Late Filing

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(SEC File No. 029718)

Company Address

#600 – 1199 West Hastings Street,

Vancouver, British Columbia, Canada V6E 3T5

Check one: [ ]Form 10-K [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2003

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Las Vegas From Home.com Entertainment Inc.

Former Name if Applicable: N/A

Address: #600 – 1199 West Hastings Street, Vancouver, B.C. Canada V6E 3T5

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is waiting for its current auditor, to complete its review and approval requirements in order to issue a final audit report on the consolidated financial statements for the years ended 2003 and 2002 for inclusion in the Registrant's Form 20-F.  In addition, the Registrant is waiting for its previous auditor to re-issue its audit report on audited financial statements for the year ended 2001 for inclusion in the Registrant’s Form 20-F.

PART IV-- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Bedo H. Kalpakian, Chairman of the Registrant, ph: (604) 681-0204

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes [  ]No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Las Vegas From Home.com Entertainment Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2004

By:    “Bedo H. Kalpakian”

Bedo H. Kalpakian

Chairman and C.F.O.